SEC Mail Processing Section
APR 01 2009
Washington, DC
106

AB 4/2

[redacted]

09040529

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	. . . 12.00

SEC FILE NUMBER
8 41389

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BEECH HILL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 THIRD AVENUE, 16TH FLOOR
(No. and Street)

NEW YORK	NY	10022-4730
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MATTHEW MURPHY (212) 350-7258
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. COHN LLP
(Name -- *if individual, state last, first, middle name*)

1212 AVENUE OF THE AMERICAS	NEW YORK	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOSEPH WEISS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BEECH HILL SECURITIES, INC., as of DECEMBER 31 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Paul S. Cantor
Notary Public, State of New York
No. 02CA6089554
Qualified in New York County
My Commission Expires March 24, 20 11

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Beech Hill Securities, Inc.

Report on Financial Statements
(with Supplementary Information)

Year Ended December 31, 2008

Index

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants

To the Board of Directors
Beech Hill Securities, Inc.

We have audited the accompanying statement of financial condition of Beech Hill Securities, Inc. as of December 31, 2008, and related statements of operations, changes in stockholders' equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beech Hill Securities, Inc. as of December 31, 2008, and the results of its operations, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

New York, New York
March 30, 2009

BEECH HILL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$ 33,802
Securities owned, at fair value	373,356
Equipment and improvements (net of accumulated depeciation and amortization of $1,169,411)	303,745
Artwork, at cost	33,726
Due from clearing broker	585,018
Other assets	71,987
Total	$ 1,401,634

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Commissions payable	$ 109,950
Accrued expenses and other liabilities	118,502
	228,452
Subordinated borrowing	150,000
Total liabilities	378,452
Commitments and contingencies	
Stockholders' equity:	
Common stock - no par value; 200 shares authorized; 176.38 shares issued	766,412
Retained earnings	256,770
Total stockholders' equity	1,023,182
Total	$ 1,401,634

See Notes to Financial Statements.

BEECH HILL SECURITIES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

Revenues:	
Commissions	$ 4,541,981
Trading gains, net	97,655
Interest and dividends	430,191
Other income	175,438
Total	5,245,265
Expenses:	
Employee compensation, benefits, and related costs	2,903,789
Commissions, clearing and floor brokerage	460,320
Communications and market data	678,311
Occupancy and related costs	485,371
Interest expense	22,494
Professional and consulting fees	244,472
Office expense	128,065
Travel, meals and entertainment	121,847
Other operating expenses	201,064
Total	5,245,733
Loss before income taxes	(468)
Provision for income taxes	10,855
Net loss	$ (11,323)

See Notes to Financial Statements.

BEECH HILL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2008

	Common Stock		Retained	Treasury Stock		
	Shares	Amount	Earnings	Shares	Cost	Total
Balance, January 1, 2008	165.75	$ 614,846	$ 499,353	(34)	$ (329,694)	$ 784,505
Retirement of treasury stock	(34)	(98,434)	(231,260)	34	329,694	-
Issuance of common stock	44.63	300,000				300,000
Stock issuance receivable		(50,000)				(50,000)
Net loss			(11,323)			(11,323)
Balance, December 31, 2008	176.38	$ 766,412	$ 256,770	-	$ -	$ 1,023,182

See Notes to Financial Statements.

BEECH HILL SECURITIES, INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEAR ENDED DECEMBER 31, 2008

Subordinated borrowings, January 1, 2008	$ -
Issuance of subordinated borrowings - April 1, 2008	150,000
Subordinated borrowings, December 31, 2008	$ 150,000

See Notes to Financial Statements.

BEECH HILL SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

Operating activities:	
Net loss	$ (11,323)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	45,965
Bad debt expense	18,548
Unrealized gain on trading activities, net	(10,931)
Changes in:	
Securities owned	459,278
Due from clearing broker	(585,018)
Other assets	(57,531)
Commissions payable	3,392
Due to clearing broker	(129,152)
Accrued expenses and other liabilities	(67,544)
Net cash used in operating activities	(334,316)
Investing activities:	
Purchases of fixed assets and leasehold improvements	(19,870)
Financing activities:	
Decrease in cash overdraft	(15,566)
Increase in subordinated loan payable	150,000
Increase in common stock, net of stock issuance receivable and retirement of treasury stock	250,000
Net cash provided by financing activities	384,434
Net increase in cash	30,248
Cash, beginning of year	3,554
Cash, end of year	$ 33,802
Supplemental disclosure of cash flow information:	
Interest paid	$ 19,119
Taxes paid	$ 10,430
Supplemental noncash financing activities:	
Retirement of treasury stock	$ 329,694

See Notes to Financial Statements.

Note 1 - Organization and business:

Business:

Beech Hill Securities, Inc. (formerly Cantor, Weiss & Friedner, Inc.) is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority.

On March 17, 2008, Cantor, Weiss, and Friedner, Inc. filed a certificate of amendment with the State of New York to operate under the name of Beech Hill Securities, Inc.

Beech Hill Securities, Inc. (the "Company") clears all of its customer transactions through a correspondent broker on a fully disclosed basis. The Company is specialized in tax-free municipal bonds. The Company also trades securities on margin for its own account.

Note 2 - Summary of significant accounting policies:

Basis of presentation:

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition and valuation of investments:

Securities transactions and commission revenue and expenses are recorded on a trade date basis. Trading gains (losses) are determined using the identified cost method. Dividend income and expense are recognized on the ex-date and interest income and expense are recorded on the accrual basis. The fair value of municipal bonds is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond-or credit-default swap spreads and volatility.

Cash:

At December 31, 2008, cash consisted of checking accounts at banks. As of December 31, 2008, interest bearing balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 and checking balances are insured to an unlimited amount by the FDIC.

Allowance for doubtful accounts:

The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides for an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current status of the individual accounts receivable. It is reasonably possible that the Company's estimate of the provision for doubtful accounts will change.

Note 2 - Summary of significant accounting policies (continued):

Fair value measurements:

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). SFAS 157 emphasizes that fair value is a market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, SFAS 157 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide information on an ongoing basis.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include the following:

a. Quoted prices for similar assets or liabilities in active markets

b. Quoted prices for identical or similar assets or liabilities in markets that are not active

c. Inputs other than quoted prices that are observable for the asset or liability

d. Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Note 2 - Summary of significant accounting policies (concluded):

Fair value measurements (concluded):

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances, which might include the reporting entity's own data. However, market participant assumptions cannot be ignored and, accordingly, the reporting entity's own data used to develop unobservable inputs are adjusted if information is reasonably available without undue cost and effort indicating that market participants would use different assumptions.

The fair value hierarchy of SFAS 157 gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The fair value of the Company's investments as of and for the year ended December 31, 2008 were all measured using Level 1 inputs.

Equipment and improvements:

Furniture, fixtures, office equipment and leasehold improvements are stated at cost. Depreciation is provided on both the straight-line and accelerated methods over the shorter of the estimated useful lives of the respective assets or the lease term.

New accounting pronouncement:

In June 2006, Financial Accounting Standards Board ("FASB") Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - An Interpretation of SFAS No. 109," was issued. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FASB Staff Position ("FSP") FIN 48-3 deferred adoption of FIN 48 for most nonpublic enterprises to annual periods beginning after December 15, 2008. Many pass-through entities have not previously applied the provisions of SFAS No. 109 and during the deferral period the FASB plans to issue guidance on how to apply the provisions of FIN 48 to these entities. The Company, pursuant to the FSP, has elected to defer its application until its required effective date of January 1, 2009. Management will evaluate the financial impact of applying the provisions of FIN 48 to all tax positions when the FASB guidance becomes available.

Note 3 - Securities owned at fair value:

Securities owned at fair value represent positions in marketable securities taken primarily for trading purposes in the ordinary course of business. At December 31, 2008, securities owned includes marketable securities, at fair value, consisting of equities, state and municipal bonds, with a fair value of $373,356. All of the securities owned are stated at fair values using Level 1 inputs.

Note 4 - Equipment and Improvements:

The following table shows the balances of major classes of furniture, equipment and software and leasehold improvements and the accumulated depreciation and amortization for each class at December 31, 2008:

	Cost	Accumulated Depreciation/ Amortization	Net
Leasehold improvements	$ 193,827	$ 57,974	$135,853
Equipment and software	1,015,299	911,252	104,047
Furniture	264,030	200,185	63,845
Totals	$1,473,156	$1,169,411	$303,745

Note 5 - Due from clearing broker:

Due from clearing broker at December 31, 2008 consists of $100,000 of deposits on hand with the Company's clearing broker and $485,018 which represents the net proceeds received from trading activities.

Note 6 - Related party transactions:

The Company, serving as introducing broker, earned commission income during 2008 of approximately $667,870 from affiliated investment partnerships. Such amount was included in commission income on the statement of operations.

The Company shares its offices and certain personnel with Beech Hill Advisors, Inc., a related party through indirect ownership of the shareholders.

Note 7 - Income taxes:

The Company elected to be treated as an S corporation pursuant to Section 1362 of the Internal Revenue Code. As a result of this election, the Company's income or loss is reportable on the individual tax returns of its stockholders. A similar election was made for New York State tax purposes. The Company is subject to New York City corporate income taxes and the New York State corporate minimum tax.

Note 8 - Subordinate loan:

The borrowing of $150,000 is subject to a subordination agreement effective at April 1, 2008, and payable to a shareholder. Such borrowing bears interest at 3% and is due on December 31, 2010. Interest expense incurred on this loan for the year ended December 31, 2008 amounted to $3,375.

The subordinated borrowing is available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it cannot be repaid.

Note 9 - Equity transactions:

During the year ended December 31, 2008, the Company issued $300,000 in common stock to new employee investors. One of the employee investors financed its $50,000 investment through a promissory note which bears interest at 4% per annum and was due originally at December 31, 2008, but has been extended to December 31, 2009. Accordingly, the note receivable is reflected as a component of stockholders' equity in the accompanying statement of changes in stockholders' equity.

Note 10 - Commitments and contingencies:

Litigation:

The Company is involved, from time to time, in proceedings with and investigations by, governmental agencies and self-regulatory organizations. As of December 31, 2008, there are no such proceedings or investigations.

Lease:

The Company occupies office space under a lease which is scheduled to expire on February 29, 2012. Under the terms of the lease, the base rent is subject to escalations for increases in real estate taxes and operating costs. Certain principals of the Company have guaranteed payments required under the lease obligation. During 2007 the Company employed certain registered representatives who are conducting business for the Company at other locations. The Company agreed to bear the lease costs of the facilities at these locations. In September 2007, the Company became the lessee on the renewal of one operating lease which expires on December 31, 2012. The aggregate minimum annual rentals under the leases and agreed commitments are approximately as follows:

Year Ending December 31,	Amount
2009	$283,087
2010	272,188
2011	273,844
2012	94,724
Total	$923,843

Note 10 - Commitments and contingencies (concluded):

Lease (concluded):

Rent expense, included in occupancy and related costs in the statement of operations, was $294,263 for the year ended December 31, 2008. In lieu of a rent security deposit, the Company maintained an irrevocable standby letter of credit in favor of the lessor of its primary office facility in the amount of $60,000 which expired in February 15, 2009.

Note 11- Off-balance-sheet risk and concentration of credit risk:

Substantially all of the Company's cash and securities positions are held by a custodian broker. The Company's custodian broker is highly capitalized and a member of major securities exchanges.

Although the Company clears its customer transactions through another broker/dealer, nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss. The Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

Note 12- 401(k) Plan

The Company maintains a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code. Employees who have completed six months of service and have attained 21 years of age are eligible to participate. Participants may contribute up to 15% of their salaries. The plan provides for discretionary employer matching contributions. For the year ended December 31, 2008, the Company made no matching contributions.

Note 13- Net capital:

The Company is Subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company has net capital of $709,278 which is $609,278 in excess of its required net capital of $100,000. The Company's net capital ratio is 0.32 to 1.

BEECH HILL SECURITIES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2008

Net capital:	
Stockholders' equity	$ 1,023,182
Add:	
Subordinated borrowings allowable in the computation of net capital	150,000
Deduction of nonallowable assets:	
Equipment and improvements, net	303,745
Artwork	33,726
Due from clearing broker over 30 days	30,391
Other assets	71,987
Total	439,849
Net capital before haircuts on securities positions	733,333
Haircut on securities positions	24,055
Net capital	$ 709,278
Aggregate indebtedness	$ 228,452
Computation of basis net capital requirement:	
Minimum net capital requirement (greater of 6-2/3% of aggregate indebtedness or $100,000 minimum net capital requirement)	$ 100,000
Excess of net capital	$ 609,278
Excess of net capital at 1000%	$ 686,433
Ratio of aggregate indebtness to net capital	0.32 to 1

BEECH HILL SECURITIES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2008

Reconciliation with the Company's computation (included in Part IIA of Form X-17A-5) as of December 31, 2008:	
Net capital, as reported in the Company's Part IIA (Unaudited) FOCUS report	$ 694,897
Audit adjustments - Statement of operations	14,381
Net capital per above	$ 709,278
Aggregate indebtedness, as reported in the Company's Part IIA (Unaudited) Focus Report	$ 238,877
Audit adjustments - Statement of financial condition	(10,425)
Aggregate indebtedness per above	$ 228,452

See Report of Independent Public Accountants.

BEECH HILL SECURITIES, INC.

SCHEDULE II – STATEMENT REGARDING SEC RULE 15c3-3
DECEMBER 31, 2008

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.

See Report of Independent Public Accountants.

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants on Internal Control

To the Board of Directors
Beech Hill Securities, Inc.

In planning and performing our audit of the financial statements of Beech Hill Securities, Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-(3)(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss

from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

New York, New York
March 30, 2009